Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the “Board”) of directors (the “Directors”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby announces the unaudited consolidated results of the Company and its subsidiaries (together, the “Group”) for the six months ended June 30, 2026 (the “Reporting Period”), together with comparative figures for the same period of 2025. The interim results have been reviewed by the audit committee of the Company (the “Audit Committee”).

Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

KEY FINANCIAL HIGHLIGHTS

	For the six months ended June 30,
	2026		2025
	(US$’000)		(US$’000)
Revenue	444,754		396,733
Revenue from Haidilao restaurant operations	402,004		377,468
Profit before tax	11,780		34,673
Profit for the period	2,123		28,271
Profit for the period attributable to owners of the Company	2,191		28,352
Profit per share (Basic and diluted) (US$)	0.00	*	0.05
Income from operation margin (%)	5.0		3.0

*            Less than US$0.01

BUSINESS HIGHLIGHTS OF HAIDILAO RESTAURANTS

	As of/For the six months ended June 30,
	2026	2025
Number of restaurants	129	126
Total guest visits (million)	16.2	15.5
Overall average table turnover rate (times/day)	3.9	3.9
Average spending per guest (US$)	24.8	24.2
Average daily revenue per restaurant (US$’000)	17.9	17.7
Restaurant level operating margin (%)	10.7	6.4

2026 INTERIM PERFORMANCE REVIEW

In the first half of 2026, global demand for dining services remained resilient, while consumers became increasingly focused on product value, the overall dining experience and the suitability of restaurants for different dining occasions. We upheld our “Dual Focus on Employees and Customers (一手抓員工、一手抓顧客)” management philosophy, strengthening restaurant fundamentals and enhancing the customer experience. Driven by this strategy, the overall average table turnover rate remained stable, while several operating indicators, such as same store sales, guest visits, and restaurant level operating margin, improved compared with the same period last year.

During the Reporting Period, the Group recorded revenue of US$444.8 million, representing a year-on-year increase of 12.1%. Income from operations was US$22.1 million, representing an increase of 87.3% from US$11.8 million for the corresponding period last year. Income from operation margin was 5.0%, representing an increase of 2 percentage points from 3.0% for the corresponding period last year. This improvement was mainly attributable to enhanced operational efficiency and an optimized cost structure, which strengthened the Group’s profitability at the operating level.

The overall average table turnover rate of Haidilao restaurants was 3.9 times per day in the first half of 2026, in line with the same period last year. The overall average same store table turnover rate was 4.0 times per day, an increase of 0.1 times per day year-on-year, while same store sales rose 1.7% year-on-year. Our restaurants recorded 16.2 million total guest visits during the first half of 2026, an increase of 4.5% year-on-year. Restaurant level operating margin was 10.7%, up 4.3 percentage points from 6.4% in the same period of 2025, reflecting the results of our earlier investment in organizational capabilities and operational improvements. We also expanded our global restaurant network steadily through our “bottom-up” approach, opening three new Haidilao restaurants during the Reporting Period. As of June 30, 2026, we operated 129 Haidilao restaurants in international markets, comprising 73 in Southeast Asia, 22 in East Asia, 22 in North America and 12 in other regions.

Alongside the ongoing development of the Haidilao restaurant operations, we broadened our revenue streams by expanding our delivery business, advancing our secondary restaurant brands under the “Pomegranate Plan”, and growing sales of hot pot condiment and food products. In the first half of 2026, revenue from the delivery business was US$14.8 million, an increase of 92.2% from the same period last year, while revenue from other businesses reached US$28.0 million, an increase of 143.5% from the same period of 2025.

BUSINESS REVIEW

During the Reporting Period, we remained committed to our core management philosophy of “Dual Focus on Employees and Customers (一手抓員工、一手抓顧客)”, concentrating our efforts on three fundamentals: employees, customers and products. To build employee capabilities, we stepped up staff training, operational reviews and store manager coaching. We also empowered frontline staff with greater on-site discretion while upholding high operating standards, enabling service delivery that is natural and personable. As store management capabilities continue to mature, stronger employee capabilities and improved organizational structures are translating into richer customer experiences and greater operating leverage.

In customer engagement, we refined our marketing approach around three complementary initiatives, ongoing brand marketing, targeted customer acquisition and membership engagement, further reinforcing the Haidilao brand. During the first half of 2026, we partnered with local artists and well-known animation and gaming IPs, building momentum around new product launches, local festivals and major events. Together with member community engagement, local area marketing and flexible store operating strategies, these initiatives helped drive customer traffic to our restaurants. As of the end of June 2026, we had 9.46 million Haidilao members. In day-to-day operations, regional teams enhanced local member engagement through multi-channel online interactive marketing, ongoing member events and an enhanced instore member experience, strengthening customer loyalty while further reinforcing the operational resilience of our restaurants and expanding our customer base.

With regard to products and menus, in the first half of 2026, the Company continued to focus on occasion-based segmentation, local innovation and menu optimization to create a “Different Haidilao (不一樣的海底撈)”. Our approach to product innovation is tailored to local consumer preferences and dining occasions, elevating well-loved dishes through innovations in flavor, presentation and pairings, creating a more compelling customer experience. We also developed product offerings for family gatherings, younger customers and late-night dining, broadening customer choice and improving the dining experience with offerings such as kids’ meal sets, spicy braised snacks paired with signature drinks, vegetable and mushroom platters, and beef and mutton combos. Across our core categories of beef, shrimp paste and fresh-cut meats, we enhanced our product portfolio with high-quality ingredients and differentiated combinations to meet the quality expectations of customers across different spending levels. We also continued to refine our menu based on new product sales performance, customer feedback and regional market characteristics, further optimizing our menu mix. Together, these efforts strengthened our product competitiveness and reinforced our commitment to delivering greater value and a more distinctive dining experience to our customers.

During the Reporting Period, we continued to invest in our headquarters capabilities, driving ongoing digital transformation and technology innovation. We deepened our market insight by improving data integration and business analytics, and enhanced store resource allocation and on-site execution by refining operational reviews, staffing analysis and shift management. We also extended digital tools and standardized support across procurement, supply chain, inventory and day-to-day expense management to improve organizational efficiency. We remain focused on consolidating our restaurant management and international operating expertise to support the diverse business concepts and brands under the “Pomegranate Plan”, enabling our headquarters capabilities to translate more effectively into stronger restaurant performance.

FUTURE PROSPECTS

Looking ahead, we will maintain our localized development strategy, with “customer satisfaction” and “employee dedication” as our core mission, as we work to build SUPER HI INTERNATIONAL into a multi-brand chain catering group:

•	Continuing to improve the operating quality of existing restaurants: We will build on our work in customer service, product innovation and on-site management to create a more distinctive Haidilao experience, offering customers a wider range of products and value-added services and enhancing the operating quality of our restaurants.

•	Optimizing and expanding our restaurant network: We will retain our “bottom-up” approach, seeking quality sites based on local market demand and operating conditions and entering new markets selectively to ensure steady and sustainable growth.

•	Enhancing organizational efficiency and headquarters support: We will refine our digital tools, business analysis systems and talent development mechanisms, deepen the application of artificial intelligence and other technologies in restaurant operations and functional management, and improve resource allocation to help each region operate more independently.

•	Advancing the “Pomegranate Plan” steadily: We will extend our coverage of dining occasions and business concepts through internal incubation and partnerships, focusing on validating the single-store model, operating capabilities and scalability, and expanding gradually once a model is proven in order to broaden our customer reach.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue

The Group generated revenue from (i) Haidilao restaurant operations; (ii) delivery business; and (iii) others, primarily consisting of revenue from the sales of hot pot condiment products and food under secondary brands to local guests and retailers.

The Group’s revenue amounted to US$444.8 million for the six months ended June 30, 2026, representing an increase of 12.1% from US$396.7 million for the corresponding period in 2025, primarily driven by an increase of US$24.5 million in revenue from Haidilao restaurant operations.

Haidilao Restaurant Operations

The Group’s revenue from Haidilao restaurant operations amounted to US$402.0 million for the six months ended June 30, 2026, representing an increase of 6.5% from US$377.5 million for the corresponding period in 2025. This increase was mainly due to (i) the enhanced Haidilao restaurant performance, driven by higher average same store table turnover rates and increased customer traffic through our continuous efforts; and (ii) the continued strategic expansion of our business network in the first half of 2026.

Restaurant Network

As of June 30, 2026, we had expanded our restaurant network to 129 restaurants in 14 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operations by geographic region as of the dates indicated or for the periods indicated:

	As of/For the six months ended June 30,
	2026					2025
	Number of restaurants		Revenue		Average revenue per restaurant(2)	Number of restaurants		Revenue		Average revenue per restaurant(2)
	(US$’000, except number of restaurants and percentages)
Southeast Asia	73	56.6%	200,166	49.8%	2,742	74	58.7%	190,921	50.6%	2,580
East Asia	22	17.1%	70,086	17.4%	3,186	20	15.9%	61,110	16.2%	3,056
North America	22	17.1%	81,954	20.4%	3,725	20	15.9%	77,171	20.4%	3,859
Others(1)	12	9.2%	49,798	12.4%	4,150	12	9.5%	48,266	12.8%	4,022
Total	129	100%	402,004	100%	3,116	126	100%	377,468	100%	2,996

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing revenue generated from Haidilao restaurant operations in the region by the number of Haidilao restaurants as of periods end. As such, average revenue per restaurant has not taken into consideration the different operating days for each restaurant.

Restaurant Performance

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the periods indicated:

	For the six months
	ended June 30,
	2026	2025
Total guest visits (million)
Southeast Asia	10.5	10.2
East Asia	2.5	2.1
North America	2.0	2.0
Others(1)	1.2	1.2
Total	16.2	15.5

Average table turnover rate(2) (times/day)
Southeast Asia	3.8	3.7
East Asia	5.0	4.9
North America	3.6	4.0
Others(1)	3.7	3.9
Overall	3.9	3.9

Average spending per guest(3) (US$)
Southeast Asia	19.1	18.6
East Asia	27.8	28.8
North America	41.2	39.4
Others(1)	41.1	39.0
Overall	24.8	24.2

Average daily revenue per restaurant(4) (US$’000)
Southeast Asia	15.6	15.1
East Asia	19.8	19.6
North America	20.6	22.1
Others(1)	22.9	24.0
Overall	17.9	17.7

Restaurant level operating margin(5) (%)	10.7	6.4

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Calculated by dividing the total number of tables served for the periods by the product of total Haidilao restaurant operating days for the periods and the average table count during the periods.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operations for the periods by total guests served for the periods.

(4)	Calculated by dividing the revenue of Haidilao restaurant operations for the periods by the total Haidilao restaurant operating days of the periods in the same geographic region.

(5)	Calculated by dividing restaurant level operating profit by restaurant level revenue. Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers.

Same Store Sales

The following table sets forth details of the Group’s same store sales of Haidilao restaurants by geographic region for the periods indicated:

	For the six months
	ended June 30,
	2026	2025

Number of same stores(2)
Southeast Asia	63
East Asia	16
North America	19
Others(1)	10
Total	108

Same store sales(3) (US$’000)
Southeast Asia	183,543	175,304
East Asia	60,080	56,888
North America	70,375	75,517
Others(1)	44,638	44,965
Total	358,636	352,674

Average same store sales per day(4) (US$’000)
Southeast Asia	16.1	15.4
East Asia	20.8	19.7
North America	20.5	22.0
Others(1)	24.7	24.9
Overall	18.4	18.1

Average spending per guest (US$)
Southeast Asia	19.5	18.6
East Asia	27.9	28.8
North America	40.7	39.2
Others(1)	41.9	39.3
Overall	25.0	24.4

Average same store table turnover rate(5) (times/day)
Southeast Asia	3.8	3.7
East Asia	5.3	4.9
North America	3.6	4.0
Others(1)	3.8	4.0
Overall	4.0	3.9

Notes:

(1)	Includes Australia, the United Kingdom and the United Arab Emirates.

(2)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison, remained in operation as of June 30, 2026 and operated for more than 150 days both in six months ended June 30, 2025 and six months ended June 30, 2026.

(3)	Refers to the gross revenue of Haidilao restaurant operations at the same stores for the periods indicated.

(4)	Calculated by dividing the gross revenue of Haidilao restaurant operations at the same stores for the periods by the total Haidilao restaurant operating days at the same stores for the periods.

(5)	Calculated by dividing the total tables served for the periods by the product of total Haidilao restaurant operating days for the periods and average table count at the same stores during the periods.

Delivery Business

The Group’s revenue from delivery business amounted to US$14.8 million for the six months ended June 30, 2026, representing an increase of 92.2% from US$7.7 million for the corresponding period in 2025. The increase was primarily due to (i) the continuous optimization of delivery offerings based on market demand, including product innovation and promotional initiatives; and (ii) the expansion of delivery channels and strengthened collaborations with local food delivery platforms.

Others

Others mainly consisted of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group’s revenue from others amounted to US$28.0 million for the six months ended June 30, 2026, representing an increase of 143.5% from US$11.5 million for the corresponding period in 2025, driven by (i) the increasing popularity of hot pot condiment products, Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through diversification into multiple business concepts.

Other Income

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group’s other income remained relatively stable at US$4.8 million for the six months ended June 30, 2026, compared to US$4.8 million for the corresponding period in 2025.

Raw Materials and Consumables Used

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operations, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees.

The Group’s raw materials and consumables used amounted to US$151.3 million for the six months ended June 30, 2026, representing an increase of 12.3% from US$134.7 million for the corresponding period in 2025. This increase was primarily driven by (i) continued business expansion, in line with the Company’s revenue growth; and (ii) increased sales of hot pot condiment products, Haidilao-branded and sub-branded food products, and the expansion of the secondary branded restaurants. As a percentage of revenue, the Group’s raw materials and consumables used remained stable at 34.0% for the six months ended June 30, 2025 and 34.0% for the six months ended June 30, 2026.

Staff Costs

Staff costs consisted of (i) employee salaries and other allowances; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

The Group’s staff costs amounted to US$151.6 million for the six months ended June 30, 2026, representing an increase of 8.1% from US$140.2 million for the corresponding period in 2025. This increase was primarily attributable to (i) an increased number of employees to support the continued expansion of our restaurant network and enhance customer experience; (ii) ongoing investment in central support functions to strengthen management capabilities and operational efficiency; and (iii) higher statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group’s staff costs decreased from 35.3% for the six months ended June 30, 2025 to 34.1% for the six months ended June 30, 2026.

Rentals and Related Expenses

Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

The Group’s property rentals and related expenses amounted to US$11.9 million for the six months ended June 30, 2026, representing an increase of 2.6% from US$11.6 million for the corresponding period in 2025. This increase was mainly due to the increased property management fees resulting from the continued expansion of our restaurant network.

Utilities Expenses

Utilities expenses primarily consisted of expenses on electricity, gas and water.

The Group’s utilities expenses remained relatively stable at US$14.1 million and US$14.5 million for the six months ended June 30, 2025 and 2026, respectively. As a percentage of revenue, utilities expenses remained relatively stable at 3.6% and 3.3% for the six months ended June 30, 2025 and 2026, respectively.

Depreciation and Amortization

Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily included leasehold improvements, machinery, transportation equipment, furniture and fixtures and right-of-use assets.

The Group’s depreciation and amortization amounted to US$41.7 million for the six months ended June 30, 2026, representing an increase of 5.0% from US$39.7 million for the corresponding period in 2025. This increase was mainly due to the increase in depreciation of right-of-use assets of US$2.5 million, in line with the continued expansion of the restaurant network. As a percentage of revenue, depreciation and amortization decreased from 10.0% for the six months ended June 30, 2025 to 9.4% for the six months ended June 30, 2026, primarily due to the increase in our revenue.

Traveling and Communication Expenses

Traveling and communication expenses mainly consisted of international and regional travel expenses of staff for new restaurants opening and inspection of restaurant operations.

The Group’s traveling and communication expenses remained stable at US$3.7 million for the six months ended June 30, 2026, compared with US$3.7 million for the corresponding period in 2025. As a percentage of revenue, traveling and communication expenses remained relatively stable at 0.9% and 0.8% for the six months ended June 30, 2025 and 2026, respectively.

Other Expenses

Other expenses consisted of (i) administrative expenses; (ii) outsourcing service fee; (iii) bank charges; (iv) consulting services expenses; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group’s other expenses amounted to US$45.9 million for the six months ended June 30, 2026, representing an increase of 12.8% from US$40.7 million for the corresponding period in 2025. This increase was primarily attributable to (i) an increase in business development expenses of US$3.4 million, primarily attributable to enhanced marketing efforts in support of continued business expansion, including strengthened collaboration with third-party platforms, and (ii) an increase in outsourcing service fee of US$1.1 million, stemming from restaurant network expansion. As a percentage of revenue, other expenses remained relatively stable at 10.3% for the six months ended June 30, 2026, compared with 10.3% for the six months ended June 30, 2025.

Other (Losses) Gains – Net

Net other (losses) gains primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets, representing provisions recorded by the Group; (ii) loss or gain on disposal of property, plant and equipment and termination of leases, mainly arising from derecognition of right-of-use assets and lease liabilities in relation to the termination of leases for certain premises; (iii) net foreign exchange (loss) gain, which fluctuated from year-to-year based on exchange rate movements; (iv) net gain or loss arising on financial assets at fair value through profit or loss (“FVTPL”); and (v) others.

The Group recorded net other losses of US$11.0 million for the six months ended June 30, 2026, compared to net other gains of US$23.4 million for the corresponding period in 2025. This change was primarily attributable to the recognition of US$8.6 million in net foreign exchange losses for the six months ended June 30, 2026, compared to net foreign exchange gains of US$23.8 million for the corresponding period in 2025, as a result of exchange rate fluctuations.

Finance Costs

Finance costs represented (i) interest on lease liabilities; and (ii) interest charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants.

The Group’s finance costs amounted to US$6.1 million for the six months ended June 30, 2026, representing an increase of 10.9% from US$5.5 million for the corresponding period in 2025. This increase was directly attributable to the expansion of our restaurant network, which drove corresponding growth in both lease liabilities and restaurant restoration provisions.

Income Tax Expense

The Group recorded income tax expenses of US$6.4 million and US$9.7 million for the six months ended June 30, 2025 and 2026, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits during the six months ended June 30, 2026.

Profit for the Period

As a result of the foregoing, the Group recorded profit for the period of US$2.1 million for the six months ended June 30, 2026. For the corresponding period in 2025, the Group recorded profit for the period of US$28.3 million. This change was primarily due to a US$32.4 million increase in net foreign exchange loss, mainly arising from unrealized foreign exchange losses on US dollar-denominated intra-group balances as local currencies depreciated against the United States dollar during the Reporting Period, partially offset by the improved income from operation margin.

Inventories

Inventories mainly consisted of food ingredients and other materials used in the restaurant operations, the hot pot condiment products for sale and food products under Haidilao brand and secondary brands.

The Group’s inventories amounted to US$34.8 million as of June 30, 2026, representing a decrease of 7.2% from US$37.5 million as of December 31, 2025. This decrease primarily reflected the normalization of inventory levels during the Reporting Period, following the higher inventory levels that had been built up towards the end of 2025 in anticipation of seasonal demand during the peak business season.

The turnover days of inventory decreased from 43.9 days for the year ended December 31, 2025 to 43.0 days for the six months ended June 30, 2026. Inventory turnover days equals the average of the beginning and ending inventories for that period divided by raw materials and consumables used for that period and multiplied by 360 days or 180 days.

Trade and Other Receivables and Prepayments

Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others.

The Group’s current portion of trade and other receivables and prepayments amounted to US$30.8 million as of June 30, 2026, representing a decrease of 13.7% from US$35.7 million as of December 31, 2025. This decrease was primarily attributable to higher trade receivable balances at the prior year end resulting from holiday season effects.

The Group’s non-current portion of trade and other receivables and prepayments consisted of non-current other receivables and non-current prepayments, which remained relatively stable at US$2.3 million and US$2.2 million as of December 31, 2025 and June 30, 2026, respectively.

The turnover days of trade receivables for the year ended December 31, 2025 and for the six months ended June 30, 2026 were 7.1 days and 6.4 days, respectively. Trade receivables turnover days for each period equals the average of the beginning and ending balances of trade receivables for that period divided by the revenue for the period and multiplied by 360 days or 180 days.

Trade Payables

Trade payables mainly consisted of the balances due to the Group’s suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days.

The Group’s trade payables amounted to US$33.6 million as of June 30, 2026, representing a decrease of 7.4% from US$36.3 million as of December 31, 2025. The decrease primarily reflected the settlement of payables relating to raw material purchases made at the end of the prior year in anticipation of the peak business season.

The turnover days of trade payables for the year ended December 31, 2025 and for the six months ended June 30, 2026 were 42.6 days and 41.6 days, respectively. Trade payable turnover days for each period equals the average of the beginning and ending balances of trade payable for that period divided by raw materials and consumables used for the period and multiplied by 360 days or 180 days.

Liquidity and Capital Resources

The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. During the six months ended June 30, 2026, the Company primarily funded its working capital through cash generated from its operations, and it also adopted flexible and diverse financing methods when needed.

The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis, and thus maintained a healthy liquidity position during the Reporting Period. To manage liquidity risk, the management closely monitors the Group’s liquidity position and maintains sufficient cash and cash equivalents, ensures the availability of funding, and preserves the ability to settle the Group’s payables. As of June 30, 2026, the Group had total bank balances and cash (including time deposits) of US$266.4 million and net current assets of US$204.6 million, with no bank borrowings. Taking into account the cash generated from its operations and its cash and cash equivalents, the Directors are of the view that the Group maintained a healthy liquidity position during the Reporting Period and has sufficient working capital to meet its present requirements.

Capital Structure

The primary goal of the Group’s capital management is to maintain the Group’s stability and growth, safeguard its normal operations while maximizing shareholders’ value through the optimization of debt and equity balances. The Group’s overall strategy remained unchanged during the six months ended June 30, 2026. As of June 30, 2026, the Company’s capital structure comprised issued share capital and reserves. There has been no change in the capital structure since December 31, 2025. The Group did not have any debt securities or other capital instruments as of June 30, 2026. The Group regularly reviews and manages its capital structure, making timely adjustments in response to changing economic conditions. Such adjustments may include modifications to dividend distributions, capital increases, and the issuance of new capital instruments.

Bank Borrowings

As of June 30, 2026, the Group did not have any bank borrowings or committed credit facilities.

Cash and Cash Equivalents

The principal uses of cash are for working capital to open new restaurants and expand restaurant network, procure food ingredients, consumables and equipment, enhance supply chain management capabilities, conduct R&D to enhance digitalization and other technologies for restaurant management, and renovate and decorate the restaurants. As of June 30, 2026, the Group’s total bank balances and cash (including time deposits) amounted to US$266.4 million, representing a decrease of 2.1% from US$272.0 million as of December 31, 2025. Of this total, US$118.7 million was placed in time deposits with original maturities of over three months to one year, bearing fixed interest rates ranging from 4.12% to 7.80% per annum. Excluding such time deposits, the Group’s cash and cash equivalents amounted to US$147.7 million as of June 30, 2026.

Capital Expenditure

Capital expenditure represented additions to (i) leasehold improvements; (ii) machinery; (iii) transportation equipment; (iv) furniture and fixture; and (v) renovation in progress.

The Group’s capital expenditure amounted to US$35.6 million for the six months ended June 30, 2026, which was mainly for the Group’s new restaurants opened and those still in the process of renovation and preparation.

The Group plans to finance future capital expenditures through cash generated from its operations, and cash and cash equivalents.

Charge on Assets

As of June 30, 2026, the Group charged bank deposits of US$3.5 million to banks to secure rental payments to the lessors.

Future Plans for Material Investments

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. During the six months ended June 30, 2026 and up to the date of this announcement, the Group does not have any concrete committed plans for material investments and capital assets for disclosure.

Financial Ratios

The following table sets forth certain of the Company’s financial ratios as of the dates and for the periods indicated:

	As of
	June 30, 2026	December 31, 2025
Current ratio(1)	2.5	2.4
Gearing ratio(2)	0.3	0.3

	For the six months ended June 30,
	2026	2025
Income from operation margin(3)	5.0	3.0
Restaurant level operating margin(4)	10.7	6.4

Notes:

(1)	Equals current assets divided by current liabilities as of the same date.

(2)	Equals total borrowings (including lease liabilities) divided by total assets as of the same date.

(3)	Equals income from operation divided by total revenue for the same period.

(4)	Equals restaurant level operating profit divided by restaurant level revenue for the same period.

Foreign Exchange Risk and Hedging

The Group undertook certain transactions in foreign currencies, which exposed it to foreign currency risks. The principal currency exposures arise from the fluctuations in the value of the US dollar relative to the local currencies of the markets in which the Group operates. During the Reporting Period, the Group recorded net foreign exchange losses of US$8.6 million (the corresponding period in 2025: net foreign exchange gains of US$23.8 million). The Group does not have a foreign exchange hedging policy and has not entered into any derivative contracts to hedge its exposure to foreign exchange fluctuations. The Group manages its currency risks by closely monitoring the movement of the foreign currency rates, and by maintaining a diversified geographic revenue base.

However, given the significance of the foreign exchange impact on the Group’s results during the Reporting Period, the Board will continue to assess whether a formal hedging policy should be adopted and will keep shareholders informed.

Contingent Liabilities

As of June 30, 2026, the Group did not have any material contingent liabilities, guarantees or any litigations or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group’s business, financial condition or results of operations.

Material Acquisitions and Disposals

During the six months ended June 30, 2026, the Company did not have any material acquisitions or disposals of any subsidiaries, associates and joint ventures for disclosure.

Significant Investment under Listing Rules

Our Group did not hold any investment (including wealth management products) that on a standalone basis carried a value of 5% or more of the Group’s total assets as of June 30, 2026. During the Reporting Period, the Group’s transactions in financial assets, on both standalone and aggregate basis, did not constitute notifiable transactions under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

No Material Changes

Save as disclosed in this announcement, during the Reporting Period, there were no material changes affecting the Group’s performance that need to be disclosed under Paragraphs 40(2) and 46 of Appendix D2 to the Listing Rules.

Employees and Remuneration Policy

As of June 30, 2026, the Group had a total of 14,242 full-time and part-time employees. During the Reporting Period, the Group incurred staff costs (including salaries and other allowances, welfare and retirement benefit scheme contributions) of US$151.6 million.

The Group’s remuneration policy is determined by the salary levels in different regions, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, pension contribution schemes and share award schemes. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular and specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

Non-IFRS Financial Measure

In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, restaurant level operating margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards.

Restaurant level operating margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards.

Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business.

Restaurant level operating profit is calculated by deducting certain restaurant level costs and expenses from restaurant level revenue, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers.

The Group believes that restaurant level operating margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses restaurant level operating margin information to benchmark the Group’s performance versus competitors.

The table set forth below reconciles total revenue to restaurant level revenue:

	For the six months ended June 30,
	2026	2025
	(US$’000)
Total revenue	444,754	396,733
Less: Revenue (Others)	(27,927)	(11,527)

Restaurant level revenue	416,827	385,206

The computation of restaurant level operating margin is as follows:

	For the six months ended June 30,
	2026	2025
	(US$’000)
Restaurant level revenue	416,827	385,206
Less: Restaurant level costs and expenses	(372,396)	(360,390)

Restaurant level operating profit	44,431	24,816

Restaurant level operating margin*	10.7%	6.4%

*	Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue.

The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit.

	For the six months ended June 30,
	2026	2025
	(US$’000)
Income from operation(1)	22,053	11,811
Less:
Revenue (Others)	(27,927)	(11,527)
Other income(2)	(962)	(1,084)

Add non-restaurant level cost and expenses(3):
Raw materials and consumables used(4)	17,520	6,822
Staff costs	15,411	5,800
Rentals and related expenses	1,051	1,035
Utilities expenses	1,199	917
Depreciation and amortization	5,069	3,108
Traveling and communication expenses	874	621
Other expenses	7,196	6,027
Other losses – net(5)	2,947	1,286

Restaurant level operating profit	44,431	24,816

Restaurant level operating margin	10.7%	6.4%

Notes:

(1)	Income from operation is calculated by profit for the period excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense.

(2)	Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income.

(3)	Non-restaurant level cost and expenses mainly relate to costs associated with revenue (others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs.

(4)	Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

(5)	Other losses – net primarily consist of net impairment loss (reversal) recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2026

		For the six months ended June 30,
	Notes	2026	2025
		USD’000 (unaudited)	USD’000 (unaudited)
Revenue	5	444,754	396,733
Other income	6	4,821	4,783
Raw materials and consumables used		(151,309)	(134,744)
Staff costs	11	(151,637)	(140,160)
Rentals and related expenses	11	(11,949)	(11,583)
Utilities expenses		(14,456)	(14,140)
Depreciation and amortization	11	(41,691)	(39,688)
Traveling and communication expenses		(3,731)	(3,676)
Other expenses	7	(45,943)	(40,729)
Other (losses) gains – net	8	(10,953)	23,402
Finance costs	9	(6,126)	(5,525)

Profit before tax		11,780	34,673
Income tax expense	10	(9,657)	(6,402)

Profit for the period	11	2,123	28,271

Other comprehensive income (expense)
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		3,634	(15,025)

Total comprehensive income for the period		5,757	13,246

Profit for the period attributable to:
Owners of the Company		2,191	28,352
Non-controlling interests		(68)	(81)

		2,123	28,271

Total comprehensive income attributable to:
Owners of the Company		5,878	13,327
Non-controlling interests		(121)	(81)

		5,757	13,246

Earnings per share
Basic and diluted (USD)	12	0.00 *	0.05

*            Less than USD0.01

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2026

	Notes	As at June 30, 2026	As at December 31, 2025
		USD’000 (unaudited)	USD’000 (audited)
Non-current assets
Property, plant and equipment	13	171,156	160,301
Right-of-use assets	13	210,544	204,180
Intangible assets		474	311
Deferred tax assets	14	4,964	4,725
Other receivables	15	1,960	1,961
Prepayments	15	197	325
Rental and other deposits		20,890	20,709
		410,185	392,512

Current assets
Inventories		34,793	37,519
Trade and other receivables and prepayments	15	30,831	35,652
Rental and other deposits		5,329	5,417
Pledged bank deposits		3,544	2,793
Bank balances and cash		266,403	271,990
		340,900	353,371

Current liabilities
Trade payables	17	33,595	36,337
Other payables	18	38,340	42,980
Amounts due to related parties		1,228	2,177
Tax payables		6,147	7,031
Lease liabilities		44,954	45,662
Contract liabilities	19	10,204	10,658
Provisions	20	1,856	1,987
		136,324	146,832
Net current assets		204,576	206,539

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (cont’d)

As at June 30, 2026

	Notes	As at June 30, 2026	As at December 31, 2025
		USD’000 (unaudited)	USD’000 (audited)
Non-current liabilities
Deferred tax liabilities	14	6,518	6,184
Lease liabilities		189,428	183,139
Contract liabilities	19	2,726	2,905
Provisions	20	16,381	15,179
		215,053	207,407
Net assets		399,708	391,644

Capital and reserves
Share capital	21	3	3
Share premium	21	550,593	550,593
Shares held under share award scheme	21	*	*
Reserves		(154,616)	(160,494)
Equity attributable to owners of the Company		395,980	390,102
Non-controlling interests		3,728	1,542
Total equity		399,708	391,644

* Less than USD1,000

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

Super Hi International Holding Ltd. (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Act. Cap 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands. The principal place of business is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands. The ultimate controlling parties are Mr. ZHANG Yong and his spouse namely Ms. SHU Ping, together with ZY NP LTD and SP NP LTD (collectively the “Controlling Shareholders”).

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the restaurants operation, delivery business, sales of condiment products and food ingredients located in overseas market outside Chinese Mainland, Hong Kong, Macau and Taiwan.

Items included in the financial statements of each of the Group’s entities are recorded using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is United States Dollar (“USD”), which is also the presentation currency of the unaudited interim condensed consolidated financial statements.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) as well as the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at revalued amounts or fair values.

The accounting policies and methods of computation used in the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026 are consistent with those presented in the Group’s annual consolidated financial statements for the year ended December 31, 2025.

There are seasonal patterns for hot pot consumption. As such, the Group’s business and financial performance are subject to seasonal fluctuations, such as local holidays, school vacations, weather conditions and fluctuations in food prices, among others. As a result, the results of operations may fluctuate from year-to-year/ period-to-period and comparison of different periods may not be meaningful.

3.	ADOPTION OF REVISED STANDARDS

Adoption of revised Standards – For the purpose of preparing and presenting the condensed consolidated financial statements for the six months ended June 30, 2026, the Group has consistently applied the accounting policies which conform with IFRS Accounting Standards, which are effective for the accounting periods beginning on or after January 1, 2026:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards —Volume 11

The adoption of these revised IFRS Accounting Standards did not have any material effect on the financial statements.

New and revised IFRSs in issue but not yet effective

At the date of authorization of these condensed consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture[1]

IFRS 18	Presentation and Disclosure in Financial Statements[2]

Amendments to IAS 28	Amendments to the Fair Value Option for Investments in Associates and Joint Ventures[2]

IFRS 20	Regulatory Assets and Regulatory Liabilities[3]

[1]	Effective date is deferred indefinitely.

[2]	Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

[3]	Effective for annual periods beginning on or after January 1, 2029, with early application permitted.

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgements and key sources of estimation uncertainty made by management remain unchanged from the Group’s annual financial statements for the year ended December 31, 2025.

5.	REVENUE

During the six months ended June 30, 2026, the Group’s revenue represented the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operations, delivery business and others. Others mainly include sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Types of services or goods
Haidilao restaurant operations	402,004	377,468
Delivery business	14,823	7,738
Others	27,927	11,527

Total	444,754	396,733
Timing of revenue recognition
At a point in time	444,754	396,733

6.	OTHER INCOME

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Interest income on:
– bank deposits	3,488	3,395
– rental deposits	371	304

	3,859	3,699
Government grants	653	732
Others	309	352
	4,821	4,783

7.	OTHER EXPENSES

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Administrative expenses (Note)	8,866	9,132
Consulting services expenses	4,076	4,641
Bank charges	7,262	6,560
Daily maintenance expenses	4,334	3,924
Outsourcing service fee	13,324	12,243
Business development expenses	6,258	2,938
Storage expenses	1,823	1,291
	45,943	40,729

Note:	Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

8.	OTHER (LOSSES) GAINS – NET

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Net (impairment loss) reversal of impairment recognized in respect of
–property, plant and equipment (Note 13)	(853)	82
–right-of-use assets (Note 13)	(563)	(464)
	(1,416)	(382)
Loss on disposal of property, plant and equipment and termination of leases	(702)	(59)
Net gain arising on financial assets at fair value through profit or loss	624	927
Net foreign exchange (loss) gain	(8,630)	23,761
Others	(829)	(845)
Total	(10,953)	23,402

9.	FINANCE COSTS

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Interests on lease liabilities	5,849	5,179
Interests charge on unwinding of provisions	277	346
	6,126	5,525

10.	INCOME TAX EXPENSE

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Current tax:
– current period	9,584	5,815
– under provision for tax in prior years	82	267
Deferred tax (Note 14)	(9)	320
	9,657	6,402

The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits for the six months ended June 30, 2026 (2025: 9% to 33%).

11.	PROFIT FOR THE PERIOD

The Group’s profit during the six months period has been arrived at after charging:

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Depreciation of property, plant and equipment	20,143	20,656
Depreciation of right-of-use assets	21,500	18,965
Amortization of intangible assets	48	67
Total depreciation and amortization	41,691	39,688

Property and equipment rentals:
– Premises and equipment (short-term leases)	1,273	1,472
–Variable lease payments (Note)	2,012	1,910
Subtotal	3,285	3,382

Other rental related expenses	8,664	8,201
Total rentals and related expenses	11,949	11,583

Directors’ emoluments	2,450	503
Other staff cost:
Salaries and other allowances	135,409	127,666
Employee welfare	6,380	5,428
Retirement benefit contributions	7,398	6,563
Total staff costs	151,637	140,160

Note: The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

12.	EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the owners of the Company is based on the following data:

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Profit for the period attributable to the owners of the Company for the purpose of calculating earnings per share	2,191	28,352

	For the six months ended June 30,
	2026	2025
	’000	’000
Weighted average number of ordinary shares for the purpose of calculating earnings per share	588,366	588,366

Note: The weighted average number of ordinary shares for the purposes of basic earnings per share has been determined on the basis that the number of shares issued during the period excluded the 61,933,000 shares held under share award scheme.

No diluted earnings per share for the six months ended June 30, 2026 and 2025 was presented as there were no potential ordinary shares in issue for the six months ended June 30, 2026 and 2025.

13.	PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months ended June 30, 2026, the Group paid for additions to property, plant and equipment of USD34,439,000 (six months ended June 30, 2025: USD21,604,000)

During the six months ended June 30, 2026, the Group disposed of certain plant and equipment with an aggregate carrying amount of USD692,000 (six months ended June 30, 2025: USD590,000) for cash proceeds of USD47,000 (six months ended June 30, 2025: USD142,000), resulting in a loss of USD645,000 (six months ended June 30, 2025: USD448,000).

During the six months ended June 30, 2026, the Group entered into several new lease agreements for the use of restaurant operations with lease terms ranging from 13 months to 10 years (six months ended June 30, 2025: 24 months to 11 years). The Group is required to make fixed-term payments with predetermined annual incremental rental adjustments. On the lease commencement, the Group recognized right-of-use assets of USD18,525,000 (six months ended June 30, 2025: USD10,726,000) and lease liabilities of USD16,954,000 (six months ended June 30, 2025: USD10,113,000).

During the six months ended June 30, 2026, certain leases were terminated by the Group, with right-of-use assets of USD1,009,000 (six months ended June 30, 2025: USD429,000) and lease liabilities of USD1,012,000 (six months ended June 30, 2025: USD462,000) derecognized, resulting in a gain of USD3,000 (six months ended June 30, 2025: a gain of USD33,000), which was recognized in other (losses) gains, net.

Impairment assessment

Property, plant and equipment and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At the end of each reporting period, management also assessed if there were indications for reversal of impairment on certain property, plant and equipment and right-of-use assets. For restaurant assets, impairment is tested at the individual restaurant level as a cash generating unit (CGU).

The recoverable amounts of CGUs have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 8.1% to 17.5% (2025: 7.7% to 18.8%) per annum, which vary among restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate (2025: 0% to 3%) per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development.

Based on the results of the assessments, the management of the Group determined that the recoverable amounts of certain CGUs are lower than the carrying amounts because of continuing weak performance due to competition and market conditions. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero. During the period, some restaurants have achieved significant improvement in their operations because of the optimization of internal management and general improvement of market conditions. Accordingly, management of the Group determined that the recoverable amounts of certain CGUs are higher than the carrying amounts. The reversal of impairment loss for the CGUs have been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods.

Based on the value in use calculation and the allocation, gross impairment loss of USD2,407,000 (six months ended June 30, 2025: USD962,000), and gross reversal of USD1,554,000 (six months ended June 30, 2025: USD1,044,000) has been recognized against the carrying amount of property, plant and equipment for the six months ended June 30, 2026 and 2025, respectively.

Based on the value in use calculation and the allocation, gross impairment loss of USD572,000 (six months ended June 30, 2025: USD931,000) and gross reversal of USD9,000 (six months ended June 30, 2025: USD467,000) has been recognized against the carrying amount of right-of-use assets for the six months ended June 30, 2026 and 2025, respectively.

14.	DEFERRED TAX ASSETS (LIABILITIES)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

	As at June 30, 2026	As at December 31, 2025
	USD’000	USD’000
Deferred tax assets	60,687	57,903
Deferred tax liabilities	(62,241)	(59,362)
	(1,554)	(1,459)

The following are the major deferred tax assets and liabilities recognized and movements thereon during the period:

	Accelerated tax depreciation	Right-of-use assets	Lease liabilities	Tax losses	Others	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1,2025	(1,504)	(47,852)	48,117	1,173	(3,639)	(3,705)
Credit (charge) to profit or loss (Note 10)	108	307	(803)	9	59	(320)
Exchange adjustments	(145)	(1,753)	1,702	27	187	18
At June 30, 2025	(1,541)	(49,298)	49,016	1,209	(3,393)	(4,007)
Credit (charge) to profit or loss	1,184	(3,552)	4,583	233	(33)	2,415
Exchange adjustments	(217)	486	(421)	36	249	133
At December 31, 2025	(574)	(52,364)	53,178	1,478	(3,177)	(1,459)
(Charge) credit to profit or loss (Note 10)	86	(3,211)	3,091	(179)	222	9
Exchange adjustments	3	605	(546)	(68)	(98)	(104)
At June 30, 2026	(485)	(54,970)	55,723	1,231	(3,053)	(1,554)

Deferred tax assets have not been recognized in respect of the following items:

	As at June 30, 2026	As at December 31, 2025
	USD'000	USD'000
Tax losses (Note i)	129,436	114,405
Other deductible temporary differences (Note ii)	44,197	44,162
	173,633	158,567

Notes:

i.	Included in unrecognized tax losses are losses of USD47,350,000 that will expire in 2027 to 2035 (2025: USD46,827,000 that will expire in 2026 to 2034) and tax losses of USD82,086,000 (2025: USD67,578,000) may be carried forward indefinitely.

No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized.

ii.	As at June 30, 2026, the Group has other deductible temporary differences of USD44,197,000 (2025: USD44,162,000) mainly arising from temporary differences of impairment loss and leasing transactions that may be carried forward indefinitely. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

15.	TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at June 30, 2026	As at December 31, 2025
	USD'000	USD'000
Trade receivables (Note)	13,482	18,042
Other receivables and prepayments:
Prepayment to suppliers	14,127	12,923
Others	5,379	6,973
	19,506	19,896
Total	32,988	37,938
Current	30,831	35,652
Non-current	2,157	2,286
	32,988	37,938

Note:	Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the reporting period.

16.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

During the six months ended June 30, 2026 and 2025, the financial assets at fair value through profit or loss represent investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which are Level 1 and 2 financial instruments in terms of IFRS 13: Fair Value Measurement.

17.	TRADE PAYABLES

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An ageing analysis of the Group’s trade payables, as at the end of the reporting period, based on the invoice date, is as follows:

	As at June 30, 2026	As at December 31, 2025
	USD’000	USD’000
Within 60 days	33,595	36,337

18.	OTHER PAYABLES

	As at June 30, 2026	As at December 31, 2025
	USD’000	USD’000
Staff cost payable	23,209	25,886
Other taxes payables	7,355	10,846
Renovation fee payables	5,950	4,512
Others	1,826	1,736
	38,340	42,980

19.	CONTRACT LIABILITIES

	As at June 30, 2026	As at December 31, 2025
	USD’000	USD’000
Customer loyalty scheme (Note i)	11,616	12,224
Prepaid cards and issued vouchers (Note ii)	1,314	1,339
	12,930	13,563
Current	10,204	10,658
Non-current	2,726	2,905
	12,930	13,563

Notes:

i.	The customer loyalty points have a valid period between 2 years to 5 years since the award credits were granted to customers and can be redeemed anytime within the valid period at customers’ discretion. The amounts disclosed above represented the Group’s expectation on the timing of redemption made by customers.

ii.	The Group issued prepaid cards and vouchers which have no expiration and can be utilized in the future consumption in restaurants at customers’ direction. The amounts disclosed above represented the Group’s expectation on the timing of utilization made by customers.

20.	PROVISIONS

	As at June 30, 2026	As at December 31, 2025
	USD’000	USD’000
Provision for restoration (Note)	18,237	17,166
Less: Amounts expected to be paid within one year	1,856	1,987
Amounts shown under non-current liabilities	16,381	15,179

Note: The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements.

21.	SHARE CAPITAL & SHARE PREMIUM

Share Capital of the Company

	Number of shares	Shown in the condensed consolidated financial statements
		USD’000
Ordinary shares at par value of USD0.000005 each
Authorized:
As at January 1, 2025, June 30, 2025, January 1, 2026 and June 30, 2026	10,000,000,000	–

Issued and fully paid:
As at January 1, 2025, June 30, 2025, January 1, 2026 and June 30, 2026	650,299,000	3

Share Premium of the Company

	As at June 30, 2026	As at December 31, 2025
	USD’000	USD’000
As at beginning of period and as at end of period	550,593	550,593

22.	CAPITAL COMMITMENTS

At the end of reporting period, the Group had the following capital commitments:

	As at June 30, 2026	As at December 31, 2025
	USD’000	USD’000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the condensed consolidated financial statements	45,782	28,843

23.	RELATED PARTY DISCLOSURES

(A)	Related party transactions

During the six months ended June 30, 2026 and 2025, the Group has entered into the following transactions with related parties:

Purchase of goods/services from related parties

		For the six months ended June 30,
Relationship	Nature of transaction	2026	2025
		USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Purchase of condiment products and instant hot pot products	10,345	9,228

The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on a royalty-free basis.

The Group owns the proprietary rights to the formulas of Super Hi Customized Products (the “Condiments Formulae”) in regions other than Chinese Mainland, Hong Kong, Macau and Taiwan regions and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.

(B)	Remuneration of key management personnel of the Group

	For the six months ended June 30
	2026	2025
	USD’000	USD’000
Directors’ fees	152	126
Short term employee benefits	1,304	987
Performance related bonuses	1,654	366
Retirement benefit scheme contributions	77	41
	3,187	1,520

24.	SEGMENT INFORMATION

Information reported to Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, it operates and manages its business as a single operating and reportable segment.

No individual customer contributes to over 10% of total revenue of the Group during the current and prior periods.

The Group operates mainly in Southeast Asia, East Asia, North America and others.

The Group’s revenue from external customers by geographic area, based on location of operation, during the current and prior periods is detailed as below:

	For the six months ended June 30,
	2026	2025
	USD’000	USD’000
Singapore	72,130	71,459
United States of America	57,561	52,712
Malaysia	57,727	50,125
Vietnam	56,991	43,570
Korea	48,491	37,761
Others*	151,854	141,106
Total	444,754	396,733

*:	All other individual countries accounted for less than 10% of total revenue.

The Group’s non-current assets presented below by geographic area excluded other receivables, rental and other deposits, prepayments and deferred tax assets:

	As at June 30, 2026	As at December 31, 2025
	USD’000	USD’000
United States of America	98,732	94,503
Australia	45,106	42,598
Korea	37,589	29,190
Canada	34,210	36,052
Others^	166,537	162,449
Total	382,174	364,792

^:	All other individual countries accounted for less than 10% of total non-current assets.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Compliance with the Corporate Governance Code

The Company has adopted the code provisions of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Listing Rules.

The Company regularly reviews its compliance with CG Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the CG Code during the Reporting Period and up to the date of this announcement.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its own code of conduct regarding Directors’ dealings in securities of the Company. Specific inquiries have been made by the Company to all Directors and the Directors have confirmed that they have complied with the Model Code during the Reporting Period and up to the date of this announcement.

The Company’s employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company during the Reporting Period and up to the date of this announcement.

Purchase, Sale, Redemption or Issue of Listed Securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities (including sale or transfer of treasury shares) listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or other stock exchanges during the Reporting Period and up to the date of this announcement. As of June 30, 2026, the Company did not hold any treasury shares.

During the six months ended June 30, 2026, the Company did not issue any equity securities (including securities convertible into equity securities) that would be required to be disclosed under the Listing Rules.

Offering of ADSs in the United States and Use of Proceeds

In May 2024, the Company completed the offering (the “Offering”) and issued 3,096,600 ADSs (representing 30,966,000 ordinary shares of the Company with total nominal value of US$154.83) at a price of US$19.56 per ADS (with a net price of US$16.76 per ADS) to not fewer than six placees (being professional or other investors whom the underwriter selected pursuant to the underwriting agreement). The 30,966,000 shares were issued at approximately HK$15.28 per share, representing a discount of approximately 9.80% to the closing price of HK$16.94 per share as quoted on the Stock Exchange on May 16, 2024 (Hong Kong time), being the last trading day immediately prior to the pricing date of the Offering. Upon closing of the Offering, the Company received a total of net proceeds of US$51.91 million (after deducting underwriting discounts and commissions and other Offering expenses) (the “Net Proceeds”).

The Directors consider that the Offering represents an opportunity for the Company to gain access to an untapped pool of investors and develop a presence in the securities market in the United States.

As of the date of this announcement, there was no change in the intended use of Net Proceeds in the announcements of the Company dated May 21, 2024 and May 28, 2024. The Net Proceeds were applied in accordance with the intended uses set out in the relevant announcements and had been fully utilized as at June 30, 2026. Accordingly, there were no unutilized Net Proceeds as at June 30, 2026 or the date of this announcement.

Description	Percentage to the Net Proceeds	Allocation of the Net Proceeds	Unutilized amount as of the beginning of the Reporting Period	Utilized amount during the Reporting Period	Unutilized amount as of the end of the Reporting Period	Expected timeline for utilizing the unutilized Net Proceeds
		(US$ in million)	(US$ in million)	(US$ in million)	(US$ in million)
Strengthening brand and expanding restaurant network globally	70%	36.34	–	–	–	–
Investing in supply chain management capabilities, such as building more central kitchens	10%	5.19	1.71	1.71	–	–
Research and development to enhance digitalization and other technologies used in restaurant management	10%	5.19	1.25	1.25	–	–
Working capital and other general corporate purposes	10%	5.19	–	–	–	–
Total	100%	51.91	2.96	2.96	–

Audit Committee and Review of the Interim Results

The Audit Committee has three members comprising three independent non-executive Directors, namely Mr. TEO Ser Luck (chairman of the Audit Committee), Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent.

The Audit Committee has, together with the management and the auditor of the Company, considered and reviewed the Group’s interim results for the six months ended June 30, 2026, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management.

The Audit Committee considers that the interim financial results for the six months ended June 30, 2026 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been made. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

Events After the Six Months Ended June 30, 2026

The Group had no material events for disclosure subsequent to June 30, 2026 and up to the date of this announcement.

Interim Dividend

The Board has resolved not to declare an interim dividend for the six months ended June 30, 2026.

Publication of Interim Results Announcement and Interim Report

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.superhiinternational.com).

The interim report of the Company for the six months ended June 30, 2026 containing all the information as required by the Listing Rules will be published on the above websites and dispatched (if requested) to the shareholders of the Company.

APPRECIATION

The Board would like to express its sincere gratitude to the shareholders, management team, employees, business partners and customers of the Company for their support and contribution to the Group.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairperson

Singapore, August 26, 2026

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director; Mr. LI Yu, Mr. YOON Daejin and Ms. JIANG Bingyu as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.